# Acre
## Profit & Loss - LTM Trend
## July 31, 2024

Reporting Book: ACCRUAL
As of Date: 07/31/2024

| | Year To Date 07/31/2024 | |
|---|---|---|
| | Actual | Actual |
| **Cafe Sales** | | |
| Beer Sales Cafe | 18,935 | 18,935 |
| Food Sales Cafe | 553,661 | 553,661 |
| Liquor Sales Cafe | 99,558 | 99,558 |
| Wine Sales Cafe | 102,348 | 102,348 |
| **Total Cafe Sales** | **774,502** | **774,502** |
| **Upstairs Sales Bar** | | |
| Beer Sales Upstairs Bar | 4,437 | 4,437 |
| Food Sales Upstairs Bar | 108,839 | 108,839 |
| Liquor Sales Upstairs Bar | 48,582 | 48,582 |
| Wine Sales Upstairs Bar | 36,251 | 36,251 |
| **Total Upstairs Sales Bar** | **198,109** | **198,109** |
| **Upstairs Dining** | | |
| Beer Sales Upstairs Dining | 12,576 | 12,576 |
| Food Sales Upstairs Dining | 686,060 | 686,060 |
| Liquor Sales Upstairs Dining | 97,037 | 97,037 |
| Wine Sales Upstairs Dining | 141,514 | 141,514 |
| **Total Upstairs Dining** | **937,187** | **937,187** |
| **Other Sales** | | |
| Retail sales | 3,774 | 3,774 |
| **Total Other Sales** | **3,774** | **3,774** |
| **Total Sales** | **1,913,572** | **1,913,572** |
| **Cost of Goods Sold** | | |
| **Food Cost** | | |
| Dairy | 48,905 | 48,905 |
| Grocery | 69,812 | 69,812 |
| Meat | 50,758 | 50,758 |
| NA Bev | 10,872 | 10,872 |
| Poultry | 16,446 | 16,446 |
| Produce | 84,123 | 84,123 |
| Seafood | 69,327 | 69,327 |
| **Total Food Cost** | **350,243** | **350,243** |
| **Beer Cost** | | |
| Beer Costs | 9,089 | 9,089 |
| **Total Beer Cost** | **9,089** | **9,089** |
| **Wine Cost** | | |
| Wine Costs | 69,567 | 69,567 |
| **Total Wine Cost** | **69,567** | **69,567** |
| **Liquor Cost** | | |
| Liquor Costs | 41,825 | 41,825 |
| **Total Liquor Cost** | **41,825** | **41,825** |
| **Total Cost of Goods Sold** | **470,724** | **470,724** |
| **Total Labor** | | |
| **Total Payroll** | | |
| **FOH Labor** | | |
| FOH Overtime | 10,109 | 10,109 |
| Banquet Wages | 17,016 | 17,016 |
| Food Run | 45,817 | 45,817 |
| Host | 50,176 | 50,176 |
| Bar Up | 48,978 | 48,978 |
| SA Up | 33,993 | 33,993 |
| Srvr Up | 54,150 | 54,150 |
| Bar Down | 42,570 | 42,570 |
| SA Down | 32,432 | 32,432 |
| Srvr Down | 37,350 | 37,350 |
| **Total FOH Labor** | **372,591** | **372,591** |
| **BOH Labor** | | |
| BOH Overtime | 1,907 | 1,907 |
| Dishwashr | 84,141 | 84,141 |
| Line Cook | 234,618 | 234,618 |
| Prep Cook | 28,383 | 28,383 |
| **Total BOH Labor** | **349,049** | **349,049** |
| **Management Labor** | | |
| MGMT Labor | 223,865 | 223,865 |
| **Total Management Labor** | **223,865** | **223,865** |
| **Total Total Payroll** | **945,505** | **945,505** |
| **Payroll Related** | | |
| Payroll taxes | 121,378 | 121,378 |

| | | |
|---|---|---|
| Employee Benefits | 89,044 | 89,044 |
| Workers Compensation | 17,381 | 17,381 |
| Sick Pay | 10,323 | 10,323 |
| Vacation Pay | 11,210 | 11,210 |
| Meal Break Penalty | 2,766 | 2,766 |
| **Total Payroll Related** | **252,102** | **252,102** |
| **Total Labor** | **1,197,607** | **1,197,607** |
| **Prime Cost** | **1,668,331** | **1,668,331** |
| **Operating Expenses** | | |
| Operating Supplies | 34,124 | 34,124 |
| Cleaning Supplies | 17,020 | 17,020 |
| Kitchen Supplies | 10,235 | 10,235 |
| Paper Supplies | 1,837 | 1,837 |
| Outside Services | 1,489 | 1,489 |
| Repairs & Maintenance | 6,810 | 6,810 |
| Pest Control | 1,875 | 1,875 |
| Janitorial | 23,790 | 23,790 |
| Grease Cleaning | 3,650 | 3,650 |
| Laundry & Linen | 21,354 | 21,354 |
| Uniforms | 1,303 | 1,303 |
| Catering Expense | (15,600) | (15,600) |
| Music & Entertainment | 8,525 | 8,525 |
| Advertising & Promotion | 18,419 | 18,419 |
| **Total Operating Expenses** | **134,831** | **134,831** |
| **G&A Expenses** | | |
| Credit Card Fees | 57,215 | 57,215 |
| Cash - Over / Short | (884) | (884) |
| Payroll Processing | 8,421 | 8,421 |
| Dues and Subscriptions | 7,634 | 7,634 |
| Permits & Licenses | (14,000) | (14,000) |
| Legal Fees | 560 | 560 |
| Office Supplies | 10,506 | 10,506 |
| Donations | 792 | 792 |
| Mileage Reimbursement | 713 | 713 |
| Research | 2,116 | 2,116 |
| Bank Fees | 790 | 790 |
| Equipment Rental | 2,523 | 2,523 |
| Third Party Fees | (33) | (33) |
| Accounting Fees | 28,900 | 28,900 |
| POS Costs | 880 | 880 |
| **Total G&A Expenses** | **106,133** | **106,133** |
| **Employee Related Expenses** | | |
| Recruiting | 1,962 | 1,962 |
| **Total Employee Related Expenses** | **1,962** | **1,962** |
| **Comps & Promotions** | | |
| Good Will | 37,342 | 37,342 |
| QSA | 8,230 | 8,230 |
| Employee Meal | 31,248 | 31,248 |
| Employee Discount | 4,252 | 4,252 |
| Ad/Promo | 4,552 | 4,552 |
| In Kind Expense | 10,508 | 10,508 |
| **Total Comps & Promotions** | **96,132** | **96,132** |
| **Utilities** | | |
| Electricity | 52,742 | 52,742 |
| Water / Sewer | 8,488 | 8,488 |
| Telephone | 1,624 | 1,624 |
| Firewood | 3,213 | 3,213 |
| **Total Utilities** | **66,067** | **66,067** |
| **Occupancy Expenses** | | |
| Rent | 64,000 | 64,000 |
| CAM | 41,976 | 41,976 |
| Property Insurance | 12,961 | 12,961 |
| **Total Occupancy Expenses** | **118,937** | **118,937** |
| **EBITDA** | **(278,821)** | **(278,821)** |
| **Other Income/Expense** | | |
| Taxes & Fees | 1,600 | 1,600 |
| Interest Expense | 19,625 | 19,625 |
| Interest Income | 11,055 | 11,055 |
| Other Income | (71,640) | (71,640) |
| Other Expense | 3,200 | 3,200 |
| **Total Other Income/Expense** | **(36,160)** | **(36,160)** |
| **Net Income / (Loss)** | **(242,661)** | **(242,661)** |

# Acre
# Balance Sheet

Reporting Book: ACCRUAL
As of Date: 07/31/2024

| | Year To Date 07/31/2024 |
|---|---|
| **Assets** | |
| Current Assets | |
| Cash and Cash Equivalents | 2,358.94 |
| Accounts Receivable, Net | 17,751.95 |
| Inventory | 68,926.00 |
| Prepaid Expenses | 10,766.34 |
| Total Current Assets | 99,803.23 |
| Fixed Assets, Net | |
| Fixed Assets | 1,474,699.00 |
| Accumulated Depreciation | 260,619.00 |
| Total Fixed Assets, Net | 1,214,080.00 |
| **Total Assets** | **$ 1,313,883.23** |
| **Liabilities and Equity** | |
| Current Liabilities | |
| Accounts Payable | 92,580.80 |
| Accrued Liabilities | 122,731.15 |
| Deferred Revenue | 20,484.28 |
| Total Current Liabilities | 235,796.23 |
| Long Term Liabilities | |
| Note Payable - Long Term | 211,242.02 |
| Total Long Term Liabilities | 211,242.02 |
| Stockholders Equity | |
| Partners Equity | 1,276,065.51 |
| Retained Earnings | (166,559.15) |
| Net Income (Loss) | (242,661.38) |
| Total Stockholders Equity | 866,844.98 |
| **Total Liabilities and Equity** | **$ 1,313,883.23** |

Created on : 09/06/2024 1:45 PM PST

**Acre**
## Cash Flow Statement

| | |
|---|---|
| Reporting Book: | ACCRUAL |
| As of Date: | 07/31/2024 |

| | Year To Date 07/31/2024 |
|---|---|
| **Cash Flows from Operating Activities:** | |
| Net Income (Loss) | (242,661.38) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 0.00 |
| Amortization | 0.00 |
| Stock-based Compensation | 0.00 |
| | |
| Changes in Operating Assets and Liabilities: | |
| Changes in Net Accounts Receivable | |
| Changes in Accounts Receivable | (10,693.42) |
| Changes in Allowance for Doubtful Accounts | 0.00 |
| Change in Inventory | 1,936.00 |
| Changes in Prepaid Expenses and Other Assets | (14,427.66) |
| Changes to Accounts Payable | (43,357.01) |
| Changes to Sales and Used Tax Payable | 0.00 |
| Changes to Accrued Liabilites and Other Liabilities | 2,289.44 |
| Changes to Accrued Income Taxes Liabilities | 0.00 |
| Changes to Deferred Income Taxes Assets | 0.00 |
| Changes to Deferred Revenue | (5,629.67) |
| Changes to Intercompany | |
| Changes to Intercompany Receivable | 0.00 |
| Changes to Intercompany Payable | 0.00 |
| Net cash provided by operating Activities | (312,543.70) |
| | |
| **Cash Flows from Investing Activities** | |
| Capital Expenditures | 0.00 |
| Net sales (purchases) of ST investements | 0.00 |
| Purchase of long term investments and other assets | 0.00 |
| Investment in Subsidiary | 0.00 |
| Net cash provided by investing activities | 0.00 |
| | |
| **Cash Flows from Financing Activities** | |
| Changes in Debt Proceeds | 136,242.02 |
| Changes in Capital Stock | (373,934.49) |
| Net cash provided by financing activities | (237,692.47) |
| | |
| **Net increase (decrease) in cash** | **(550,236.17)** |
| | |
| **Cash - Beginning of Period** | **93,312.11** |
| **Cash - End of Period** | **2,358.94** |